

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

May 21, 2007

Mr. Rod Lynam
Chief Financial Officer
Gallery of History, Inc.
3601 West Sahara Avenue
Las Vegas, Nevada 89102

> **Re:** **Gallery of History, Inc.**
> **Form 10-KSB for Fiscal Year Ended September 30, 2006**
> **Filed December 28, 2006**
> **Forms 10-QSB for Fiscal Quarters Ended**
> **December 31, 2006 and March 31, 2007**
> **Filed February 13, 2007 and May 15, 2007**
> **File No. 0-13757**

Dear Mr. Lynam:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended September 30, 2006

General

1.   Please provide the disclosures required under paragraphs 40 and 41 of SFAS 128.

Notes to Consolidated Financial Statements

4. Related Party Transactions

2.   We note your disclosure that on January 20, 2006, you held a special meeting of
        stockholders and approved converting $3,231,722 of the advances from your
        principal officer/stockholder, Todd Axelrod, into 1,615,861 non-voting shares of
        Series A Convertible Preferred Stock. Please address the following:

        •   Clarify whether the transaction constituted an execution of conversion
            privileges included in the initial terms of the debt agreements with your
            principal officer/stockholder or if the transaction constituted a settlement of
            the advances via the issuance of Series A Convertible Preferred Stock.

        •   Expand your disclosure to describe the pertinent rights and privileges of the
            Series A Convertible Preferred Stock. Refer to paragraph 4 of SFAS 129.

        •   Describe your accounting treatment of the difference, if any, between the net
            carrying amount of the debt and the fair value of the Series A Convertible
            Preferred Stock on the date of the transaction.

6. Income Taxes

3.   Please tell us the basis for your apparent conclusion that you will more likely than
        not realize the benefit of your net deferred tax assets despite the fact that you
        reported net losses for eight consecutive fiscal years.

Exhibits 31.1 and 31.2

4.   We note that your certifications include the introductory language in paragraph 4
        of the certification that refers to the certifying officers' responsibility for
        establishing and maintaining internal control over financial reporting for the
        company. However, we note that you omitted the related representation under
        paragraph 4(b). To the extent you have fully complied with these certifications,
        please revise to include the language in paragraph 4(b). Otherwise, please

remove the introductory language in paragraph 4 from future filings until you are required to include management's internal report in your annual report.

5.   We note the certifications you provide appear to be inconsistent with the requirements of Item 601(b)(31) of Regulation S-B. Please revise as follows:

- remove the description of the report as the "annual" or "quarterly" report in paragraphs 2, 3, 4(a) and 4(c),
- remove the description of the period as the "annual" or "quarter" period in paragraph 4(b),
- replace "registrant" with "small business issuer" in paragraphs 3, 4, 4(a), 4(b), 4(c), 5, 5(a) and 5(b),
- replace the phrase "fourth quarter" with "most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report)" in paragraph 4(c),
- insert the phrase "of internal control over financial reporting" in paragraph 5,
- replace the wording of paragraph 5(a) with the wording prescribed by paragraph 5(a) of Item 601(b)(31) of Regulation S-B,
- reference "internal control over financial reporting" instead of "internal controls" in paragraph 5(b).

Please refer to Release No. 33-8238 for an example certification, at http://www.sec.gov/rules/final/33-8238.htm. This comment also applies to your Forms 10-QSB for the quarterly periods ended December 31, 2006 and March 31, 2007.

Form 10-QSB for the Quarterly Period Ended March 31, 2007

Notes to Consolidated Financial Statements

Revenue-sharing Arrangement

6.   We note that you included $49,155 of "related party profit share" in the Revenues line item of your consolidated statements of operations during the six month period ended March 31, 2007.   Please address the following:

- Provide us with more details regarding the substance of your arrangement with Mr. Axelrod. Address whether you act as principal in the transaction, take title to the documents, bear the risks and reward of ownership and act as an agent or broker. Please specifically address whether you bear the risk of loss for these items. Based on this information, tell us the basis in GAAP for your decision to report the related revenue on a net basis and your conclusion that the items should not be included in inventory. Cite any applicable accounting literature that supports your position.

- Support your basis for reporting amounts earned from the Revenue-sharing Arrangement in the Revenues line item. In this regard, please note that amounts earned by each significant revenue-generating activity should be separately reported.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Regina Balderas at (202) 551-3722 or Scott Ruggiero at (202) 551-3331 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief